SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 3, 2026, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	09/30/2026	09/30/2025
Results of the fiscal year (Three month period)	(6,380)	217,952
Attributable to:
Shareholders of the controlling company	(10,566)	205,161
Non-controlling interest	4,186	12,791

2. Other comprehensive income for the fiscal year	in million of ARS
	09/30/2026	09/30/2025
Other comprehensive income for the fiscal year (Three month period)	(845)	(1,924)
Attributable to:
Shareholders of the controlling company	(664)	(2,194)
Non-controlling interest	(181)	270

3. Total comprehensive income for fiscal year	in million of ARS
	09/30/2026	09/30/2025
Total comprehensive income for fiscal year (Three month period)	(7,225)	216,028
Attributable to:
Shareholders of the controlling company	(11,230)	202,967
Non-controlling interest	4,005	13,061

4. Equity details	in million of ARS
	09/30/2026	09/30/2025
Share Capital	8,370	7,639
Treasury shares	91	92
Comprehensive adjustment of capital stock and of treasury shares	650,236	650,165
Warrants	-	30,989
Share Premium	992,454	970,623
Premium for trading of treasury shares	(90,125)	(90,388)
Legal Reserve	108,275	94,449
Special Reserve (Resolution CNV 609/12)	365,414	365,414
Cost of treasury share	(8,139)	(10,059)
Reserve for conversion	(8,660)	(8,792)
Special Reserve	100,869	69,930
Other reserves	(182,076)	(184,248)
Retained earnings	466,560	542,410
Shareholders’ Equity attributable to controlling company’s shareholders	2,403,269	2,438,224
Non-controlling interest	145,506	142,190
Total shareholder's equity	2,548,775	2,580,414

Pursuant to Article 63, last paragraph, of the aforementioned Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 8,461,159,220 (including treasury shares) represented by 846,115,922 registered non-endorsable common shares, with a par value of ARS 10 each and entitled to one vote per share, all of which are duly registered as of the date hereof. The total number of outstanding shares is 845,994,994.

The Company's market capitalization as of September 30, 2026 was approximately USD 1,178 million (84,611,592 GDS with a price per GDS of USD 13.92).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 466,459,045 shares directly, which represents 55.14% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of September 30, 2026, subtracting the direct ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 379,535,949 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 44.86% of the issued share capital.

Among the news of the period ended on September 30, 2026, and subsequent, the following can be highlighted:
 s

●
Net income for the first quarter of FY2027 recorded a loss of ARS 6,380 million, compared to a gain of ARS 217,952 million in the same period of FY2026, mainly explained by losses arising from changes in the fair value of investment properties   .

●
Adjusted EBITDA from rental segments reached ARS 83,933 million, 2.0% below the level recorded in the same period of FY2026. Meanwhile, total Adjusted EBITDA increased by 9.3%, driven by improved results in the Sales and Developments segment   .

●
Shopping Mall revenues and Adjusted EBITDA grew in line with inflation during the quarter, while tenants' sales declined by 6.1% in real terms compared to the same period of the previous fiscal year.

●
During the quarter and after quarter-end, we signed land swap agreements for three additional plots at Ramblas del Plata totaling USD 19.5 million and continued to make progress on the project's infrastructure works. We also advanced construction at Oeste Outlet and Distrito Diagonal, both scheduled to open during FY2027, expanding our shopping mall portfolio to 19 assets.

●
Our premium office portfolio reached an occupancy rate of 96.9%, reflecting a slight decrease from the previous quarter due to the vacancy of one floor at Dot Building, while average rental rates per sqm remained stable .

●
On October 22, 2026, the Shareholders' Meeting approved a cash dividend distribution of ARS 211,000 million, representing a dividend yield of 10.8%, with payment date starting on November 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 3, 2026
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